ANDREW I. TELSEY, P.C. Attorney at Law_________________________________________

12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112

Telephone: 303/768-9221 – Facsimile: 303/768-9224 – E-mail: aitelsey@cs.com

September 4, 2007

VIA:	EDGAR

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Amendment No. 2 to Form SB-2;
SEC File No. 333-143566

Dear Ms. Lippmann:

Filed electronically on behalf of Amiworld, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form SB-2 (the “Amendment”), submitted in response to the Staff’s written comments of July 3, 2007. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made. Please note that the number of shares being registered has decreased by 100. This decrease is as a result of Mr. Saito’s wife owning 100 shares. She has been deleted as a selling stockholder, as it was not the intention of the Company to include these shares being registered.

General

Comment No. 1

A marked copy of the Amendment has been filed that shows the changes from Amendment No. 1, along with an unmarked copy.

Securities and Exchange Commission

September 4, 2007

Comment No. 2

The Amendment contains the Registrant’s updated financial statements through June 30, 2007 pursuant to Item 310(g) of Regulation SB.

Comment No. 3

All disclosure, including those items specifically cited in your comment letter, has been updated and included in the Amendment.

Development Stage Enterprise

Comment No. 4

The inception of the Company’s activities in energy production was January 1, 2006. Prior to that time, the Company was involved in real estate management and sales. In 2005, the Company was essentially dormant and involved in winding up any remaining real estate undertakings. Pursuant to SFAS 7, paragraph 11, subparagraph b, footnote 7, “For a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts required by this paragraph shall be from the inception of the development stage”. Page 6 and page 64 have been corrected to reflect the correct date of development stage inception of January 1, 2006, and the Company’s explanation of its development stage status in footnote 1, paragraph 2 of the financial statements has been expanded for improved clarification.

Summary Financial Data

(page 6)

Comment No. 5

The Summary Financial Data tables on page 6 have been updated and include the requested information.

Certain Relationships and Related Transactions

(page 46)

Comment No. 6

The Amendment contains disclosure on who would be considered a “promoter” of the Registrant and confirmation that neither of Messrs. Saito and Sakagami have received any compensation from the Registrant, either directly or indirectly. See page 51.

Securities and Exchange Commission

September 4, 2007

Consolidated Statements of Cash Flows

(page F-4)

Comment No. 7

Please see the accountant’s revised opinion letter, as well as the headings to the Registrant’s Statement of Cash Flows and footnote 8.

Significant Accounting Policies

(page F-6)

Comment No. 8

The last sentence of the revenue recognition policy under footnote 2 to the financial statements “Interest income is recognized when it is earned” has been deleted.

Comment No. 9

The back cover of the Prospectus includes the legend as you requested.

Based on the foregoing responses to the staff’s letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date of Thursday, September 13, 2007, or as soon thereafter as practicable, is appropriate. We expect to deliver to the staff a formal request for acceleration of effectiveness at least 3 business days prior to the date requested.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client